

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 25, 2010

Mr. Richard F. Smith
Chairman and Chief Executive Officer
Equifax Inc.
1550 Peachtree Street, N.W.
Atlanta, GA 30309

      RE: Equifax Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2009
            Filed February 23, 2010
            Definitive Proxy Statement on Schedule 14A
            Filed March 24, 2010
            File No. 001-06605

Dear Mr. Smith:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                 Sincerely,

                                 Larry Spirgel
                                 Assistant Director